UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 Schedule 14f-1/A



                    Under the Securities Exchange Act of 1934



                             Trendwest Resorts, Inc.
        (Exact name of registrant as specified in its corporate charter)



                                    000-22979
                                   ----------
                               Commission File No.



              Oregon                                    93-1004403
     State of Incorporation                            (IRS Employer
                                                     Identification No.)



                               9805 Willows Road
                            Redmond, Washington 98052
                    (Address of principal executive offices)



                                 (425) 498-2500
              (Registrant's telephone number, including area code)



                                 April 30, 2002

                             Trendwest Resorts, Inc.

                                 Schedule 14f-1

                                  Introduction

         This information statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 thereunder, in connection with a proposed change in the membership of the board of directors of Trendwest Resorts, Inc (the "Board"). The date of this information statement is April 15, 2002.

         This information statement is being mailed to stockholders of record as of April 11, 2002 and filed with the Securities and Exchange Commission (the "SEC") on April 15, 2002.

         On March 30, 2002, JELD-WEN, inc. ("JELD-WEN") and certain other shareholders (together with JELD-WEN, the "Selling Stockholders") of Trendwest entered into a Stock Purchase Agreement with Cendant Corporation ("Cendant") and a wholly-owned subsidiary of Cendant ("Merger Sub"). Under the terms of the Stock Purchase Agreement, Merger Sub will purchase all shares of Trendwest common stock held at the time of purchase by the Selling Stockholders and certain other shareholders of Trendwest (the "Stock Purchase") in exchange for shares of common stock of Cendant, par value $0.01 per share, designated as CD common stock. The shares of Trendwest common stock held by the Selling Stockholders constitute approximately 91% of the number of shares of Trendwest common stock outstanding as of the date of the Stock Purchase Agreement. In addition, concurrently with the Stock Purchase Agreement, we entered into an Agreement and Plan of Merger and Reorganization with Cendant, Merger Sub and JELD-WEN (the "Merger Agreement") pursuant to which Merger Sub will be merged into us, following the effectiveness of a registration statement on Form S-4 to be filed by Cendant with the Securities and Exchange Commission covering the shares of common stock of Cendant to be issued in the merger, upon the filing by Merger Sub of articles of merger with the office of the Secretary of State of the State of Oregon or at such other time as Cendant and Trendwest shall have agreed and specified in the articles of merger (the "Effective Time"). Following the merger, Trendwest will be a wholly-owned subsidiary of Cendant.

         Pursuant to the Merger Agreement, we agreed that promptly upon consummation of the Stock Purchase, Cendant shall be entitled to designate such number of directors, rounded up to the next whole number, of the Board (giving effect to the directors elected or designated by Cendant pursuant to this sentence) multiplied by the percentage that the aggregate number of shares of Trendwest common stock owned by Merger Sub, Cendant and any of their affiliates bears to the total number of shares of Trendwest common stock then outstanding. Trendwest shall, upon Cendant's request, use its best efforts promptly either to increase the size of the Board, including by amending the Bylaws of Trendwest if necessary so as to increase the size of the Board, or to secure the resignations of such number of its incumbent directors other than directors on Trendwest's designated special committee, or both, as is necessary to enable such designees of Cendant be so elected or appointed to the Board, and Trendwest shall take all actions available to it to cause such designees of Cendant to be so elected or appointed at such time. At such time, Trendwest shall, upon Cendant's request, also take all action necessary to cause persons designated by Cendant to constitute the same percentage (rounded up to the next whole number) as is on the Board of each committee of the Board.

         In the event that Cendant's designees are elected or appointed to the Board, then, until the Effective Time, neither Cendant nor Merger Sub shall take any action to remove any of the special committee directors without cause or fail to nominate for re-election or elect such directors to another term and, in any case, in the event that any of such individuals shall resign or decline to be nominated for re-election, the Board shall have at least two directors who meet the independence requirements of the rules and regulations of Nasdaq (including any of the special committee directors) (the "Independent Directors"), provided, that, in such event, if the number of Independent Directors shall be reduced below two for any reason whatsoever, any remaining Independent Directors (or Independent Director, if there be only one remaining) shall be entitled to designate persons to fill such vacancies who shall be deemed to be Independent Directors or, if no Independent Director then remains, the other directors shall designate two persons to fill such vacancies who shall not be shareholders, affiliates, employees or associates of Trendwest, JELD-WEN, Cendant or Merger Sub, and such persons shall be deemed to be Independent Directors. Notwithstanding anything in the Merger Agreement to the contrary, in the event that Cendant's designees constitute



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

a majority of the directors on the Board, the affirmative vote of a majority of the Independent Directors shall be required after the consummation of the Stock Purchase and prior to the effective time of the merger, to (a) amend or terminate the Merger Agreement by Trendwest, (b) exercise or waive any of Trendwest's rights, benefits or remedies under the Merger Agreement if such exercise or waiver would materially and adversely affect holders of shares of Trendwest common stock other than Cendant or Merger Sub, or (c) take any other action under or in connection with the Merger Agreement if such action would materially and adversely affect holders of shares of Trendwest common stock other than Parent or Merger Sub; provided, that, if there shall be no such directors, such actions may be effected by unanimous vote of the entire Board.

         We expect that William F. Peare, Jeffery P. Sites, Jerol E. Andres, Douglas P. Kintzinger, and Roderick C. Wendt will resign as directors (the "resigning directors") and be replaced by directors designated by Cendant (the "incoming directors"). The change in directors is expected to occur at the next meeting of our Board following the closing under the Stock Purchase Agreement, but no earlier than ten (10) days after the date on which this information statement is filed with the SEC and mailed to all holders of record of our common stock as required by Rule 14f-1 of Exchange Act.

         THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF CENDANT'S DESIGNEES TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

                                Voting Securities

         As of March 28, 2002, there were 38,173,114 shares of our common stock outstanding. Each share of common stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders.









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



                                Change of Control

         The following summaries of the Stock Purchase Agreement, Merger Agreement and Stock Option Agreement (the "Agreements") are summaries and are qualified in their entirety by references to the agreements which we filed as exhibits to our Current Report on Form 8-K filed with the SEC on April 1, 2002.

General

         On March 30, 2002, the Selling Stockholders entered into a Stock Purchase Agreement with Cendant and Merger Sub. Under the terms of the Stock Purchase Agreement, Merger Sub will purchase all shares of Trendwest common stock held at the time of purchase by the Selling Stockholders in exchange for a number of shares of common stock of Cendant, designated as CD common stock equal to the exchange ratio described below per share of Trendwest common stock. The Selling Stockholders have agreed in the Stock Purchase Agreement not to transfer to any person any of their shares of Trendwest common stock prior to termination of the Stock Purchase Agreement, except, in the case of JELD-WEN, in connection with the MountainStar Redemption (as described below). The shares of Trendwest common stock held by the Selling Stockholders constitute approximately 91% of the number of shares of Trendwest common stock outstanding as of the date of the Stock Purchase Agreement. In addition, we entered into the Merger Agreement pursuant to which Merger Sub will be merged into us following consummation of the purchase under the Stock Purchase Agreement and the satisfaction of certain other conditions.

         The transactions under the Agreements, as structured, are intended to qualify as a tax-free reorganization under the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder. Pursuant to the Stock Purchase Agreement, the number of shares of CD common stock to be issued per share of Trendwest common stock to the Selling Stockholders will determined by dividing $24.00 by the average closing price of CD common stock for the 10 consecutive NYSE trading days ending on (and including) the second trading day immediately prior to, and excluding, the closing under the Stock Purchase Agreement (the "Average Cendant Share Price"), as follows:

         Average Cendant Share Price                        Exchange Ratio

         $16.15 or less                                       1.486
         $16.15-$18.50                                        1.486 to 1.297
         $18.50 or greater                                    1.297

         Pursuant to the Merger Agreement, Trendwest shareholders other than JELD-WEN will receive shares based on an exchange ratio that is the higher of the exchange ratio in the Stock Purchase as described above and an exchange ratio determined according to the same formula but based on the average of the closing sales prices of CD Common Stock for the ten consecutive NYSE trading days ending on (and including) the second trading day immediately prior to (and excluding) the date that Cendant's registration statement covering shares to be issued to Trendwest shareholders other than the Selling Stockholders becomes effective (the " Average Cendant Merger Trading Price"). In addition, in the event that the Average Cendant Merger Trading Price is less than $13.50, the exchange ratio will be increased so that Trendwest shareholders other than JELD-WEN will receive that number of CD common stock determined by dividing $20.06 by the Average Cendant Share Price.

         Pursuant to the Merger Agreement, Merger Sub, after the satisfaction of certain conditions, will merge with and into Trendwest, with Trendwest continuing as the surviving corporation. Following the merger, Trendwest will be a wholly-owned subsidiary of Cendant.

         Accordingly, the acquisition by Cendant of Trendwest will, as described above, be consummated in two steps. In the first step of the transaction - the Stock Purchase - approximately 90% of the outstanding shares of Trendwest common stock will be purchased from the Selling Stockholders. If the Average Cendant Share Price per share is less than $13.50, JELD-WEN will have a right to terminate the transaction. In the second step of the transaction, the remaining approximately 10% of the outstanding shares of Trendwest common stock will be acquired pursuant to the merger. Cendant intends to effect the merger without a meeting of shareholders of Trendwest in accordance with the provisions of
Section 60.491 of the Oregon Revised Statutes, which allow an entity which owns at least 90% of the outstanding shares of another entity (as would be the case with Merger Sub in respect of Trendwest) to merge with that entity no sooner than 30 days following the delivery to all shareholders of a notice of its intent to effect such a merger (accompanied by a summary plan of merger) simply by filing articles of merger with the office of the Secretary of State of the State of Oregon. In addition, under Oregon law, in the case of a "short form" merger effected pursuant to Section 60.491 of the Oregon Revised Statutes, shareholders that otherwise would be entitled to exercise dissenters' appraisal rights do not have these rights if the stock affected is registered on a national securities exchange or is quoted on the National Association of Securities Dealers, Inc. Automated Quotation System ("Nasdaq") as a National Market System issue at the time that a summary plan of merger is mailed to shareholders pursuant to Section 60.491 of the Oregon Revised Statutes. Since Trendwest common stock is quoted on the National Association of Securities Dealers, Inc. Automated Quotation System as a National Market System issue, dissenters' appraisal rights will not be available in connection with the merger.



         Immediately prior to the closing under the Stock Purchase Agreement, in accordance with the Merger Agreement and pursuant to a Conditional Stock Redemption Agreement between JELD-WEN and us, we will transfer the assets comprising the MountainStar development project and certain assets related thereto to JELD-WEN in redemption of approximately 1.8 million shares of Trendwest common stock valued at $24 per share (the "MountainStar Redemption"). After the redemption, the shares will be canceled. The purchase price for MountainStar will be equal to the carrying value of MountainStar on our books at the closing date of the MountainStar Redemption, which is estimated to be approximately $75.5 million less the sum of the amount of debt on the balance sheet of MountainStar (which we expect will approximate $32.4 million on the date of the MountainStar Redemption) to be assumed by JELD-WEN as a consequence of the MountainStar Redemption. The merger agreement provides that if the average price of CD common stock is less than $10.00 on the closing date of the merger, then the MountainStar Redemption will be cancelled, JELD-WEN and
Trendwest will be returned to their respective positions prior to the MountainStar Redemption and the shares that would have been redeemed will be purchased from JELD-WEN by Merger Sub under the stock purchase agreement at the price per share paid for JELD-WEN's other Trendwest shares.

         We have retained the right to repurchase MountainStar for a period of two months after the closing of the second step of the transaction in exchange for the net book value of MountainStar, payable in shares of Cendant common stock. In addition, we have retained rights to develop timeshare condominiums on the MountainStar property in Washington State



         As an inducement to Cendant's entering into the Merger Agreement, we entered into a Stock Option Agreement (the "Stock Option Agreement"), dated as of March 30, 2002, with Merger Sub and Cendant. Pursuant to the Stock Option Agreement, we granted an option (the "Option") to Merger Sub to purchase at a purchase price of $24 per share, shares of Trendwest common stock. The Option may be exercised by Merger Sub at any time and from time to time after Merger Sub purchases, pursuant to the stock purchase agreement, at least 71% of the outstanding shares of Trendwest common stock. This option is intended to ensure that Merger Sub is able to effect the merger without a vote of the Trendwest shareholders by means of the "short-form" merger provisions of Section 60.491 of the Oregon Revised Statutes.

Changes to the Board of Directors

         We expect that William F. Peare, Jeffery P. Sites, Jerol E. Andres, Douglas P. Kintzinger, and Roderick C. Wendt will resign as directors (the "resigning directors") and be replaced by directors designated by Cendant (the "incoming directors"). The change in directors is expected to occur at any time following the closing under the Stock Purchase Agreement, but no earlier than ten (10) days after the date on which this information statement is filed with the SEC and mailed to all holders of record of Trendwest common stock as required by Rule 14f-1 of the Exchange Act. This step may be accomplished at a meeting or by written consent of the Board providing that the size of the Board will be increased and/or sufficient numbers of current directors will resign such that, immediately following such action, the number of vacancies to be filled by Cendant's designees will constitute at least a majority of the available positions on the Board.

         Cendant has informed us that it will choose the incoming directors from the individuals listed below. Each of the following individuals has consented to serve as one of our directors if appointed or elected. Cendant has advised us that, to the best of Cendant's knowledge, except as set forth below, none of the Cendant designees is currently a director of, or holds any position with, us and have not been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.
Cendant has informed us that, to the best of its knowledge, none of the designees has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Name                          Age      Business Experience
James E. Buckman              57       Mr.  Buckman has been a Vice Chairman since November 1998 and General
                                       Counsel and a Director of Cendant  Corporation  since  December 1997.
                                       Mr.  Buckman  was  a  Senior  Executive  Vice  President  of  Cendant
                                       Corporation  from December 1997 until  November 1998. Mr. Buckman was
                                       the  Senior   Executive  Vice  President  and  General   Counsel  and
                                       Assistant  Secretary of HFS  Incorporated,  a predecessor  to Cendant
                                       Corporation  ("HFS"),  from May 1997 to December  1997, a Director of
                                       HFS  since  June  1994  and was  Executive  Vice  President,  General
                                       Counsel and  Assistant  Secretary  of HFS from  February  1992 to May
                                       1997.  Mr.  Buckman  also serves as a Director and officer of several subsidiaries of Cendant  Corporation.  From November 1994 to February
                                       1996, Mr. Buckman  served as the Executive  Vice  President,  General
                                       Counsel and  Secretary of  Chartwell  and until August 1996 he served as a Director of  Chartwell.  Mr.  Buckman  also serves as a Director
                                       of  PHH   Corporation,   a  wholly   owned   subsidiary   of  Cendant
                                       Corporation,  which files  reports  pursuant to the  Exchange Act and
                                       FFD  Development  Company LLC.  Mr.  Buckman also serves on the Board of  Trustees  of  Fordham  University  and the  Gregorian  University
                                       Foundation.

Stephen P. Holmes             45       Mr.  Holmes  has  been  a  Vice  Chairman  and  Director  of  Cendant
                                       Corporation  and  Chairman  and  Chief   Executive   Officer  of  the
                                       Hospitality  Services Division of Cendant  Corporation since December
                                       1997.  Mr. Holmes was Vice Chairman of HFS from  September 1996 until
                                       December  1997  and  was a  Director  of HFS  from  June  1994  until
                                       December  1997.  From July 1990 through  September  1996,  Mr. Holmes served as Executive  Vice  President,  Treasurer and Chief  Financial
                                       Officer of HFS.  Mr.  Holmes also serves as a Director and officer of several  subsidiaries of Cendant Corporation and as a Director of FFD
                                       Development   Company   LLC.   Mr.   Holmes  is  a  Director  of  PHH
                                       Corporation, a wholly owned subsidiary of Cendant Corporation,  which files  reports  pursuant to the Exchange  Act.  Mr.  Holmes is also a
                                       Director  of Avis  Europe  PLC.  Mr.  Holmes was a  Director  of Avis
                                       Group  Holdings,  Inc. from  September  1997 until March 1, 2001. Mr.
                                       Holmes  also  serves on the Board of  Trustees  of  Chilton  Memorial
                                       Hospital in Pompton Plains,  New Jersey and on the Board of Directors
                                       of the Boys and Girls Club of Morris County, New Jersey.

Henry R. Silverman            61       Mr.  Silverman  has been  President and Chief  Executive  Officer and
                                       Director of Cendant  Corporation  since December 1997 and Chairman of the Board of  Directors  and Chairman of the  Executive  Committee of
                                       the  Board of  Directors  since  July 28,  1998.  Mr.  Silverman  was
                                       Chairman of the Board,  Chairman of the Executive Committee and Chief
                                       Executive  Officer of HFS from May 1990  until  December  1997.  From
                                       November  1994 until  February  1996,  Mr.  Silverman  also served as
                                       Chairman of the Board and Chief Executive Officer of Chartwell.


                                       6

John W. Chidsey               39       Mr.  Chidsey has been  Chairman  and Chief  Executive  Officer of the
                                       Financial  Services Division and Vehicle Services Division of Cendant
                                       Corporation  since August 2001.  From March 2000 to August 2001,  Mr.
                                       Chidsey  was Chief  Executive  Officer  of the  Diversified  Services
                                       Division,  including the Individual  Membership Segment.  Mr. Chidsey was Chief  Executive  Officer of the Diversified  Services  Division,
                                       excluding the Individual  Membership Segment, from January 2000 until
                                       March 2000. Mr. Chidsey was Chairman and Chief  Executive  Officer of
                                       the   Insurance/Wholesale   Division  of  Cendant   Corporation  from
                                       November  1998 until January  2000.  From May 1998 to November  1998,
                                       Mr.  Chidsey  was  President  and  Chief  Operating  Officer  of  the
                                       Alliance  Marketing  Division of Cendant  Corporation.  From December
                                       1997 to May 1998, Mr. Chidsey was Executive Vice President,  Business
                                       Development of Cendant  Corporation.  From 1995 to December 1997, Mr.
                                       Chidsey was Senior Vice President,  Preferred  Alliance  Services for
                                       HFS.  Prior to  joining  HFS,  Mr.  Chidsey  was the Chief  Financial
                                       Officer at two divisions of PepsiCo,  Inc. with  responsibilities for international  operations.  Mr.  Chidsey is a Director of  Trilegiant
                                       Corporation.

Thomas D. Christopoul         37       Mr.  Christopoul  has been Senior  Executive Vice President and Chief
                                       Administrative  Officer  of Cendant  Corporation  since  April  2000.
                                       From  January  2000 to April 2000,  Mr.  Christopoul  was  President,
                                       Cendant Membership  Services.  From October 1999 to January 2000, Mr.
                                       Christopoul was Executive Vice President,  Corporate  Services.  From
                                       April  1998 to October  1999,  Mr.  Christopoul  was  Executive  Vice
                                       President,  Human Resources, and from December 1997 until April 1998,
                                       Mr.  Christopoul  was Senior Vice  President,  Human  Resources.  Mr.
                                       Christopoul  was Senior Vice  President,  Human Resources of HFS from
                                       October 1996 until December 1997 and Vice President  Human  Resources of HFS from October 1995 until  October  1996. He also is Chairman of
                                       Advance Ross Corporation, a subsidiary of Cendant Corporation.

Scott E. Forbes               44       Mr.  Forbes  has been  Senior  Executive  Vice  President  and  Group
                                       Managing  Director of Cendant  Europe,  Middle East and Africa  since
                                       December  2000  and  Executive  Vice  President  and  Group  Managing
                                       Director  of  Cendant  Europe  from  November  1998.  Mr.  Forbes was
                                       Executive  Vice  President,  Finance of Cendant and Chief  Accounting
                                       Officer from April 1998 to November  1998.  From  December 1997 until
                                       April  1998 and from  August  1993 until  April  December  1997,  Mr.
                                       Forbes was Senior Vice President Finance of Cendant and HFS.

Samuel L. Katz                36       Mr. Katz has been Senior  Executive Vice  President,  Chief Strategic
                                       Officer and Chairman and Chief Executive Officer Travel  Distribution
                                       Division  since July 2001.  From January 2001 to July 2001,  Mr. Katz
                                       was  Senior   Executive   Vice   President--Strategic   and  Business
                                       Development  and from  January  2000 to January  2001,  Mr.  Katz was
                                       Senior  Executive Vice President and Chief  Executive  Officer of the
                                       Cendant   Internet  Group.   Mr.  Katz  was  Senior   Executive  Vice
                                       President,  Strategic  Development of Cendant  Corporation  from July
                                       1999  to  January   2000,   Executive   Vice   President,   Strategic
                                       Development  from April  1998 until  January  2000,  and Senior  Vice
                                       President,  Acquisitions  from December 1997 to March 1998.  Mr. Katz was Senior Vice  President,  Acquisitions of HFS from January 1996 to
                                       December  1997.  From June 1993 to December  1995,  Mr. Katz was Vice
                                       President of Dickstein  Partners  Inc.,  a private  investment  firm.
                                       Mr.  Katz  is a  Director  of NRT  Incorporated,  Go2  Systems  Inc.,
                                       Netgrocer and Trilegiant Corporation.


                                       7

Kevin M. Sheehan              47       Mr.  Sheehan  has been  Senior  Executive  Vice  President  and Chief
                                       Financial  Officer of Cendant  Corporation  since March 1, 2001. From
                                       August 1999 to February 2001,  Mr.  Sheehan was  President--Corporate
                                       and  Business  Affairs  and Chief  Financial  Officer  of Avis  Group
                                       Holdings,  Inc. and a Director of that company since June 1999.  From
                                       December  1996  to  August  1999,  Mr.  Sheehan  was  Executive  Vice
                                       President and Chief Financial  Officer of Avis Group  Holdings,  Inc.
                                       He served as Executive Vice President and Chief Financial  Officer of
                                       Avis Car Rental  Services,  Inc.  from  December  1996 until March 1,
                                       2001 and of PHH from June 1999 until  March 1, 2001.  From  September
                                       1996 to September  1997,  Mr.  Sheehan was a Senior Vice President of
                                       HFS.  From  December 1994 to September  1996,  Mr.  Sheehan was Chief
                                       Financial  Officer for STT Video  Partners,  a joint venture  between
                                       Time  Warner,  Telecommunications,  Inc.,  Sega of  America  and HBO.
                                       Prior  thereto,  he  was  with  Reliance  Group  Holdings,  Inc.,  an insurance holding company,  and some of its affiliated  companies for ten  years  and  was  involved  with  the  formation  of the  Spanish language  television  network,  Telemundo  Group,  Inc. and from 1991 through 1994 was Senior Vice President-- Finance and Controller.

Richard A. Smith              48       Mr. Smith has been Chairman and Chief  Executive  Officer of the Real
                                       Estate  Division of Cendant  Corporation  since  December  1997.  Mr.
                                       Smith was  President of the Real Estate  Division of HFS from October
                                       1996 to December 1997 and Executive  Vice President of Operations for
                                       HFS from February  1992 to October  1996.  Mr. Smith is a Director of
                                       NRT  Incorporated.   Mr.  Smith  also  serves  on  the  Easter  Seals
                                       National Board,  the Harvard Joint Center for Housing and is a member of Columbus State University's Board of Trustees.

Tobia Ippolito                37       Mr.  Ippolito has been Executive Vice President and Chief  Accounting
                                       Officer since April 2001.  Prior to that, Mr.  Ippolito was Executive
                                       Vice  President--Finance and Administration of Cendant Internet Group
                                       from  April  2000 to  April  2001,  Senior  Vice  President,  Special
                                       Projects and Strategic  Initiatives from September 1999 to April 2000 and from April 1998 to September  1999, he was Senior Vice President,
                                       Finance and Corporate  Controller.  From December 1997 to April 1998,
                                       Mr.  Ippolito was Vice President and Corporate  Controller of Cendant
                                       Corporation.  From January 1995 to December  1997,  Mr.  Ippolito was
                                       Vice President and Corporate  Controller of HFS and from January 1993 to January 1995,  Mr.  Ippolito was Corporate  Controller of HFS. Mr.
                                       Ippolito is a Director of Trilegiant Corporation.

Eric J. Bock                  37       Mr. Bock has been Senior Vice President,  Law and Corporate Secretary of  Cendant  Corporation  since  January  2000.  From  July  1997  to
                                       January 2000, he was Vice  President,  Legal.  From June 1994 to July
                                       1997,  Mr. Bock was an  associate  at the law firm of Skadden,  Arps,
                                       Slate, Meagher & Flom, LLP.


                        Directors and Executive Officers

         The following is a brief description of our directors other than the resigning directors and our executive officers:

Name                          Age      Business Experience
Directors

  Harry L. Demorest           60       Mr.  Demorest has served as a director  since 1997 and currently is a member  of the  audit  committee.  Mr.  Demorest  is Chief  Executive
                                       Officer of  Columbia  Forest  Products,  Inc.  having  served in this capacity  since March 1996.  Previously,  he served as President from
                                       March 1994 to March 1996,  and as Executive Vice President from April
                                       1992 to February  1994.  Prior to his  employment by Columbia  Forest
                                       Products,  Inc.,  Mr.  Demorest was a partner with Arthur  Andersen &
                                       Co.,  serving as Office  Managing  Partner for the  Portland,  Oregon
                                       office  from  1981  to  1991  and as  Partner-in-Charge  of  the  tax
                                       division of the Portland office from 1979 to 1985.

  Michael P. Hollern          63       Mr.  Hollern has served as a director  since 1997 and  currently is a member of both the audit and compensation committees.  Mr. Hollern is
                                       Chairman and CEO of Brooks  Resources  Corporation,  having served in this capacity since 1999 and previously as President  since 1983. Mr.
                                       Hollern  also  serves on the boards of several  corporate,  civic and charitable organizations.

  Linda M. Tubbs              54       Ms.  Tubbs has served as a director  since  1997 and  currently  is a member of both the  compensation  and audit  committees,  serving  as chairperson  of the latter.  Ms. Tubbs  retired from Wells Fargo Bank as Executive Vice  President,  having served as Division  Manager for the Northwest Commercial Banking Group in Oregon,  Washington,  Idaho
                                       and Utah since  1996.  Prior to their  merger  with Wells Fargo Bank,
                                       Ms.   Tubbs  was  Senior   Vice   President   and  Manager  of  First
                                       Interstate's  Portland,  Oregon,  Commercial Banking  Administration.
                                       Ms. Tubbs also serves on the boards of several  civic and  charitable organizations.
Executive Officers

  William F. Peare            64       Mr. Peare has served as President,  Chief  Executive  Officer,  and a director since 1989.  Prior to founding  Trendwest in 1989, Mr. Peare served as a management  consultant for Eagle Crest Resort in Redmond,
                                       Oregon ("Eagle  Crest") and for Elkhorn Resort in Sun Valley,  Idaho.
                                       From 1985 to 1987,  Mr. Peare was a Senior Vice  President at Horizon
                                       Airlines.  We expect that Mr.  Peare will resign as a director at the next meeting of our Board following  the closing  under the Stock
                                       Purchase Agreement.

  Jeffery P. Sites            45       Mr. Sites has served as Executive  Vice  President,  Chief  Operating
                                       Officer,  Secretary and a director since 1989. Mr. Sites oversees our day-to-day  operations.  Mr. Sites  served as Treasurer  from 1989 to
                                       1997.  Prior  to  1998,  he  served  as  director  and  Treasurer  of
                                       WorldMark.  We expect  that Mr.  Sites will  resign as a director  at the next  meeting of our Board following  the  closing under the
                                       Stock Purchase Agreement.


                                       9

  Gene F. Hensley             49       Mr.  Hensley is an Executive  Vice  President,  having served in this
                                       capacity  since  1998.   Previously,   Mr.  Hensley  served  as  Vice
                                       President   of   Operations   from  1995.   Mr.   Hensley's   current
                                       responsibilities  include oversight of domestic sales, marketing, and
                                       WorldMark  operations.  Since  1996,  he has served as  President  of
                                       WorldMark  the  Club.  He  also  serves  as  a  director  of  various
                                       Trendwest subsidiaries.

  Alan B. Schriber            50       Mr.  Schriber is an Executive Vice  President,  having served in this capacity since January 1999.  Previously Mr.  Schriber served as Vice
                                       President  -  Administration  and  Finance  from  1994 to  1997.  Mr.
                                       Schriber is responsible  for accounts  receivable,  data  processing, contract processing,  corporate  communications,  and human resources functions for Trendwest.

  Timothy P. O'Neil           39       Mr.  O'Neil is an Executive  Vice  President,  having  served in this
                                       capacity  since  January  2002  and  Chief   Financial   Officer  and
                                       Treasurer  since April 2000.  Previously  Mr.  O'Neil  served as Vice
                                       President  -  Finance  from  February  1999 to April  2000.  Prior to joining  Trendwest,  Mr.  O'Neil  was Vice  President  - Loan Sales &
                                       Syndications at Bank One Capital Markets.


                Compensation of Directors and Executive Officers

                           Summary Compensation Table

         The following table and related notes set forth all compensation received for the three fiscal years ended December 31, 2001 by our chief executive officer ("CEO") and the four most highly paid executive officers (other than the CEO) who were serving as executive officers at the end of 2001 (collectively, together with the CEO, the "Named Executive Officers").

                                                                                                        Long-Term
                                                                                                       Compensation
                                                                                                   ---------------------
                                                                                 Other Annual           Securities
                                                                               Compensation ($)         Underlying
      Name and Principal Position          Year     Salary ($)    Bonus ($)           (1)               Options(#)
---------------------------------------- --------- ------------- ------------ -------------------- ---------------------
William F. Peare........................ 2001        $150,000       $299,999        $22,088                 12,000
    President and CEO                    2000         130,000        260,202         13,450                  6,000
                                         1999         115,000        195,522         12,276                  6,000

Jeffery P. Sites........................ 2001         127,000       245,519          19,600                 12,000
    Chief Operating Officer              2000         105,000       210,002          19,450                  6,000
                                         1999          90,000       159,359          18,560                  6,000

Gene F. Hensley......................... 2001         100,000       200,001          21,724                 12,000
    Executive Vice President             2000          90,000       180,000          20,950                  6,000
                                         1999          80,000       136,183          19,597                  6,000

Alan B. Schriber........................ 2001         100,000       200,001          20,193                 12,000
    Executive Vice President             2000          90,000       180,000          18,668                  6,000
                                         1999          80,000       136,183          17,545                  6,000

Timothy P. O'Neil....................... 2001          85,000       180,190          20,177                 12,000
    Executive Vice President, Chief      2000          77,000       143,197          16,934                 13,500
     Financial Officer and Treasurer     1999          64,167        99,313          35,252                 10,500

         (1) Other annual compensation is comprised of various items such as 401(k) contributions and auto allowance.


                        Option Grants in Last Fiscal Year

         The following table sets forth information on stock option grants during fiscal 2001 to the Named Executive Officers. The options set forth in the table below were granted in 2001, as part of recipient's 2001 compensation:

                                                                                                 Potential Realized Value
                                                 Percent of Total                               at Assumed Annual Rates of
                                Number of         Options Granted                                 Stock Appreciation for
                                Securities              to            Exercise                        Option Term (2)
                                Underlying         Employees in         Price      Expiration   ----------------------------
Name                       Options Granted (1)      Fiscal Year       ($/Share)       Date         5% ($)        10% ($)
-------------------------- --------------------- ------------------ -------------- ------------ ------------- --------------
William F. Peare                      12,000            3.42%            $25.20     12/18/09      $190,178       $481,948
Jeffery P. Sites                      12,000            3.42%             25.20     12/18/09       190,178        481,948
Gene F. Hensley                       12,000            3.42%             25.20     12/18/09       190,178        481,948
Alan B. Schriber                      12,000            3.42%             25.20     12/18/09       190,178        481,948
Timothy P. O'Neil                     12,000            3.42%             25.20     12/18/09       190,178        481,948


(1) Each of the options reflected in these tables was granted to the respective Named Executive Officer pursuant to our 1997 Employee Stock Option Plan. The exercise price of each option is equal to the fair market value of the common stock on the date of grant. The options vest ratably in annual installments over five years beginning on the first anniversary of the date of grant.

(2) These assumed rates of appreciation are provided in order to comply with the requirements of SEC and do not represent our expectation or projection as to the actual rate of appreciation of the common stock. These gains are based on assumed rates of annual compound stock price appreciation of 5% and 10% from the date the options were granted over the full option term.
     The actual value of the options will depend on the performance of the common stock and may be greater or less than the amounts shown.


               Aggregated Option Exercises in Last Fiscal Year and
                          Fiscal Year-End Option Values

         The following table sets forth information on the exercise of stock options during fiscal year 2001 by each of the Named Executive Officers and the value of unexercised options at December 31, 2001.

                                                         Number of Unexercised Options      In-the-Money Options at Fiscal
                             Shares                           at Fiscal Year-End (#)                 Year-End ($)
Name                        Acquired on       Value      ---------------- ---------------- ---------------- ----------------
Name                       Exercise (#)   Realized ($)     Exercisable     Unexercisable     Exercisable     Unexercisable
-------------------------- -------------- -------------- ---------------- ---------------- ---------------- ----------------
William F. Peare                 --             --             46,800         37,200            $673,200       $382,590
Jeffery P. Sites                 --             --             46,800         37,200             673,200        382,590
Gene F. Hensley                  --             --             46,800         37,200             673,200        382,590
Alan B. Schriber                 --             --             46,800         37,200             673,200        382,590
Timothy P. O'Neil                --             --             14,400         33,600             174,123        412,542


Employment, Termination and Change of Control Agreements

         Messrs. William Peare and Jeffery Sites have entered into employment agreements with us. For 2002 under the employment agreements, Mr. Peare will receive a base annual salary of $180,000 and Mr. Sites will receive a base annual salary of $150,000. In addition, each will have the opportunity to receive performance bonuses. The agreements contain a covenant not to compete for a period of two years in the event of termination of employment for any reason. If employment is terminated by us without cause, the employee will receive his base salary for a period of one year following the date of termination plus the amount of bonus earned during the preceding twelve months.

Section 16(a) Beneficial Ownership Reporting Compliance

         Under SEC rules, our directors, executive officers and beneficial owners of more than 10% of any Trendwest equity security are required to file periodic reports of their ownership, and changes in that ownership, with the SEC. Based solely on our review of copies of these reports and representations of such reporting persons, we believe during fiscal 2001, such SEC filing requirements were satisfied, except Roderick C. Wendt, Director, filed a late Form 4 detailing a stock disposition transaction for March 2001.

Board Committees and Other Board Information

         The Board currently consists of eight directors who are divided into three classes, as nearly equal in number as possible. The members of each class serve three-year terms, with one class elected annually. Directors who are not our employees or an employee of JELD-WEN receive a fee of 25,000 per year. All non-employee directors are reimbursed for out of pocket expenses for each board meeting attended.

         The Board has an audit committee and a compensation committee. The audit committee reviews our accounting practices, internal accounting controls and financial results and oversees the engagement of our independent auditors. The current members of our audit committee are Messrs. Demorest and Hollern and Ms. Tubbs, all of whom are independent. The compensation committee reviews and recommends to the Board salaries, bonuses and other forms of compensation for our executive officers and administers our stock option plan. The current members of the compensation committee are Messrs. Hollern and Kintzinger and Ms. Tubbs. During 2001, the Board met 8 times, the audit committee met 3 times and the compensation committee met once. Each member of the Board attended at least 75% of the aggregate number of meetings of the Board and committees on which such director served. We expect that certain of the incoming directors may serve on our audit committee and compensation committee.

         Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth information regarding ownership of our common stock by each person known to us to own more than 5% of the outstanding shares of the common stock on April 15, 2002.


                                                       Shares of Common
                                                        Stock Beneficially        Percent of
      Name and Address of Beneficial Owner                    Owned                  Class
      ---------------------------------------------    ---------------------    ----------------
         JELD-WEN, inc                                      30,883,097               80.9%
         3250 Lakeport Blvd
         Klamath Falls, Oregon 97601

         Richard L. Wendt                                   2,218,686                5.8%
        3250 Lakeport Blvd.
        Klamath Falls, Oregon 97601


         The following table sets forth information regarding the beneficial ownership of common stock on April 15, 2002, by (i) each director other than the resigning directors and the incoming directors, (ii) our Chief Executive Officer and the other executive officers named in the executive compensation table set forth herein and (iii) all directors and executive officers as a group. The following is based on information furnished by such owners. Each of the persons named below has sole voting and investment power with respect to the shares shown, except as noted below.


                                                             Shares of            Right to          Total Shares        Percent of
      Name of Beneficial Owner                             Common Stock          Acquire (1)     Beneficially Owned        Class
      ---------------------------------------------    ---------------------    --------------   ------------------     ----------
      William F. Peare                                          492,885            46,800            539,685                 1.7%
      Jeffery P. Sites                                          104,718            46,800            151,518                   *
      Gene F. Hensley                                               450            46,800             47,250                   *
      Alan B. Schriber                                            4,163            46,800             50,963                   *
      Timothy P. O'Neil                                           4,725            14,400             19,125                   *
      Michael Hollern                                             4,500 (2)             0              4,500 (2)               *
      Harry Demorest                                             22,250 (3)             0             22,250 (3)               *
      Linda M. Tubbs                                              4,500                 0              4,500                   *
      All incoming directors as a group (4)                           0                 0                  0                   *
      All   directors,   executive   officers  and
      incoming directors and as a group                         638,191           201,600            839,791                 2.2%

       *  Less than 1%

(1) Shares that can be acquired through stock option exercises through June 14, 2002.

(2) Shares held by Hollybrook & Co., a nominee partnership holding shares in a trust of which Mr. Hollern is a beneficiary.

(3)  Shares held by spouse.

(4) We have been informed that, to the best knowledge of Cendant, except for the shares of our common stock which may be deemed to be beneficially owned by Cendant by virtue of the Stock Purchase Agreement, none of the incoming directors beneficially owns any equity securities. The incoming directors disclaim beneficial ownership of the shares of our common stock which may be deemed to be beneficially owned by Cendant by virtue of the Stock Purchase Agreement.

                 Certain Relationships and Related Transactions

A. Designees of Cendant

         In fiscal year 2001, Trendwest was party to an agreement with Resort Condominiums International, LLC (RCI), a subsidiary of Cendant, and participated in the vacation interval exchange networks operated by RCI. This agreement was terminated in 2001. The net amount owed by Trendwest to Cendant in 2001 conjunction with its participation in the RCI agreement was approximately $1.9 million. All the potential director designees are officers of Cendant.

B. Officers and Directors of Trendwest

Relationship with JELD-WEN, inc.

         Background. JELD-WEN owns approximately 81% of the outstanding shares of our common stock as of March 26, 2002. Roderick Wendt and Douglas Kintzinger are directors and Richard Wendt was a director until March 1997. Richard Wendt, Roderick Wendt and Douglas Kintzinger are all directors of JELD-WEN. In addition, Richard Wendt, Roderick Wendt and Douglas Kintzinger own 34.8%, 1.1% and 0.5%, respectively, of the outstanding shares of JELD-WEN as of December 31, 2001.

         Administrative Services. JELD-WEN provides a self-insured health, life and disability benefits plan to its employees, in which we participate. We paid JELD-WEN approximately $6.2 million in 2001 to include our employees within the JELD-WEN plan. JELD-WEN also self-insures its worker's compensation liability, and we also participate in that plan. We paid JELD-WEN approximately $1.2 million in 2001 to include our employees within the JELD-WEN plan.

         Credit Facility. We maintain an unsecured, open, revolving credit line with JELD-WEN of $10 million which is payable on demand. We pay JELD-WEN interest at prime plus one percent. As of December 31, 2001, borrowings under this agreement were $7.1 million. To the extent we have excess funds available to loan JELD-WEN, such loans earn interest at prime minus two percent. There were no lendings to JELD-WEN during 2001. The terms of the line of credit are the same as JELD-WEN provides to its other subsidiaries and divisions. We believe that the terms of the line of credit as a whole are no less favorable than could be obtained from an unaffiliated third party.

         MountainStar Development. We are developing a resort in central Washington state known as MountainStar. Prior to June 2000, JELD-WEN owned the land and we were acting as the developer. In June of 2000, we acquired the MountainStar development from JELD-WEN. The purchase price was $47.6 million, consisting of $25 million in cash, a $17.7 million unsecured note payable to Parent and the settlement of a $4.9 million intercompany receivable from JELD-WEN. The excess of the purchase price over JELD-WEN's historical cost was treated as a non-cash reduction to retained earnings due to the accounting requirement to use historical cost on such a transfer from a controlling shareholder. We recorded the asset at JELD-WEN's historical cost of $44.3 million; the excess $3.3 million of the purchase price over this amount reduced retained earnings. The cash payment was funded primarily through our existing credit facilities.

Relationship with Subsidiaries (collectively, Eagle Crest, Inc. and Running Y Resort, Inc.)

         Receivables Purchase. On September 28, 2001, we entered into an agreement with Eagle Crest, Inc. (Eagle Crest) and Running Y Resort, Inc. (Running Y) (collectively "Affiliate"), wholly-owned subsidiaries of JELD-WEN, to acquire $12.1 million of notes receivable at Affiliate's historical cost of face value plus accrued interest in exchange for a cash payment of $8.6 million and a $3.5 million promissory note. The promissory note is non-interest bearing, payable in equal monthly installments, and is due in full on the earlier of September 28, 2002 or the closing date of our next securitization transaction following the acquisition date. Under the agreement, any remaining principal balance on notes receivable acquired from Affiliate which default reduce the outstanding amount owed by us under the promissory note.

         Land Acquisition. In addition, we acquired land from Affiliate for future development in McCall, Idaho, in exchange for a non-interest bearing promissory note of $1.3 million. This note matures on the earlier of September 28, 2003, or commencement of construction on the property by us.

         At December 31, 2001, the total amount due to Affiliate was $4.5 million.

         Marketing Agreement. In conjunction with the above transactions, Affiliate entered into an agreement with us and WorldMark to transfer all of its developed unsold resort properties to WorldMark in exchange for the right to sell WorldMark vacation credits equal to the credit value of the properties. We agreed to purchase notes receivable resulting from the subsequent sale of vacation credits by Affiliate at face value. Affiliate will refund to us any remaining principal balance on notes receivable purchased from Affiliate that default. Additionally, we receive a fee from Affiliate for each vacation credit sale made by Affiliate and must pay a commission fee to Affiliate for any upgrades of vacation credit sales originated by Affiliate. During 2001 we purchased $5.7 million of receivables and received $.2 million of fees from Affiliate and paid $.2 million of commission fees to Affiliate. Through 1999, we acquired certain notes receivable from Affiliate under a similar agreement which expired in 1999.

Relationship with Creative Media Development

         Servicing Agreement. We purchase merchandise, including incentives and/or promotional products, from Creative Media Development, Inc. (CMD), a subsidiary of JELD-WEN, pursuant to the Servicing Agreement dated August 21, 2001. Except for work in process, this agreement is terminable at will by either party at no cost. During 2001, we purchased merchandise totaling approximately $.1 million from CMD.

Employment Relationships

         Frederick C. Peare, the brother of Mr. William Peare, is employed by us as a manager of one of our sales offices. During 2001, Frederick C. Peare received salary (based on commissions), bonus, and 401(k) contributions of $251,436. Gregory Farnum, the son-in-law of Mr. William Peare, is employed by us in a sales capacity. During 2001, Mr. Farnum received salary (based on commissions), bonus, and 401(k) contributions of $101,036. Deborah Hamilton, the sister of Mr. William Peare, is employed by us in an administrative role. During 2001, Ms. Hamilton received salary, bonus, and 401(k) contributions of $79,564. Rebecca Benavides, the sister of Mr. William Peare, is employed by us in an administrative capacity. During 2001, Ms. Benavides received salary, bonus, and 401(k) contributions of $73,772. Vincente Benavides, the nephew of Mr. William Peare, is employed by us in a sales capacity. During 2001, Mr. Benavides received salary (based on commissions), bonus, and 401(k) contributions of $65,838. Michael Holz, the brother-in-law of Mr. William Peare, is employed by us in an administrative capacity. During 2001, Mr. Holz received salary, bonus, and 401(k) contributions of $68,337.

         Thomas F. Sites, the brother of Mr. Jeffery Sites, is employed by us as the Vice President of a business unit. During 2001, Thomas Sites received a salary, bonus and 401(k) contributions of $290,885. Scott Sites, the brother of Mr. Jeffery Sites, is employed by us in a marketing capacity. During 2001, Scott Sites received a salary, bonus and 401(k) contributions of $198,419.

                                    Signature

         In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              TRENDWEST RESORTS, INC.


                              By:  /s/ Timothy P. O'Neil
                                  --------------------------------------------
                                   Timothy P. O'Neil, Chief Financial Officer


Dated:     April 30, 2002